Exhibit 99.1

St. John's, NL – January 15, 2026

FORTIS INC. TO HOLD TELECONFERENCE AND WEBCAST

ON FEBRUARY 12 TO DISCUSS 2025 ANNUAL RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) will release its 2025 financial results on Thursday, February 12, 2026. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's 2025 annual financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, www.fortisinc.com/investors/events-and-presentations.

Those members of the financial community in North America wishing to ask questions during the call are invited to participate toll free by calling 1.833.821.0229 while those outside of North America can participate by calling 1.647.846.2371. Please dial in 10 minutes prior to the start of the call. No access code is required. Alternatively, individuals may pre-register for the call by visiting https://www.fortisinc.com/investors/events-and-presentations. Upon registering, individuals will receive a calendar invite by email with dial in details and a unique access code enabling them to bypass the teleconference operator queue. Registration will remain open until the end of the teleconference.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the teleconference will be available two hours after the conclusion of the call until March 12, 2026. Please call 1.855.669.9658 or 1.412.317.0088 and enter access code 2215707#.

About Fortis

Fortis is a diversified leader in the North American regulated electric and gas utility industry with 2024 revenue of $12 billion and total assets of $75 billion as at September 30, 2025. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and the Caribbean.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com